Exhibit 99.1

SIMILARWEB ANNOUNCES THIRD QUARTER 2021 RESULTS ABOVE GUIDANCE RANGE
Third quarter 2021 revenue grew 46% year-over-year to $35.6 million.

Exceeds $150M of ARR
NRR for customers with ARR of $100K or more increases to 122%.
245 customers with ARR of $100K or more, an increase of 48% year-over-year.
Raises revenue guidance for full-year 2021.
TEL AVIV, ISRAEL -- November 10, 2021 -- Similarweb Ltd. (NYSE: SMWB) ("Similarweb" or the "Company"), a leading platform for digital intelligence, today announced financial results for its third quarter ended September 30, 2021.

“Q3 was Similarweb's best quarter yet. We continued to execute well, and I’m especially pleased that we exceeded $150M in ARR, just one year after we reached the $100M ARR milestone, while driving record NRR across the business. Similarweb delivers powerful data and insights that helps companies understand their markets better than their competitors, take action faster, and grow their revenues. In Q3 we continued our strong revenue growth, expanded our existing customer relationships, and achieved breakthrough deals with new products. These results reinforce our confidence in our opportunity, our strategy, and the investments we’re making in our future,” said Or Offer, Founder and CEO of Similarweb.
Third Quarter 2021 Financial Highlights
•Total revenue was $35.6 million, an increase of 46% compared to the third quarter of 2020.
•GAAP operating loss was $(16.7) million, compared to (4.8) million for the third quarter of 2020.
•Non-GAAP operating loss was $(13.9) million, compared to $(2.4) million for the third quarter of 2020.
•GAAP earnings per share, basic and diluted, was $(0.23), compared to $(0.40) for the third quarter of 2020.
•Free cash flow was $(17.1) million, compared to $(2.3) million in the third quarter of 2020.
•Cash and cash equivalents totaled $159.1 million as of September 30, 2021, as compared to $177.0 million as of June 30, 2021.

Recent Business Highlights
•Dollar-based net retention rate for customers with ARR of $100,000 or more increased to 122% as compared to 114% in the third quarter of 2020.
•Overall dollar-based net retention rate increased to 110% as compared to 101% in the third quarter of 2020.
•Grew number of customers with ARR of $100,000 or more to 245, an increase of 48% compared to September 30, 2020.
•Customers with ARR of $100,000 or more contributed 51% of the total ARR as of September 30, 2021, compared to 47% as of September 30, 2020.
•Grew number of customers to 3,242 as of September 30, 2021, an increase of 27% compared to September 30, 2020.
•Grew average annual revenue per customer to $45.0K in the third quarter of 2021, an increase of 16% compared to the third quarter of 2020.
•Announced the acquisition of Embee Mobile, a San Francisco-based mobile insights provider and market leader in mobile audience analytics, consumer panels and mobile sampling.

Financial Outlook
“We are pleased with another quarter of strong financial and operational performance for the business,” said Jason Schwartz, Chief Financial Officer of Similarweb. "Given the continued, increasing demand for our solutions, we are issuing strong guidance for the fourth quarter and raising our full year revenue guidance."

•Q4 2021
◦Total revenue between $37.5 million and $37.9 million.
◦Non-GAAP operating loss between ($18.8) million and ($19.2) million. This includes approximately $3 million of incremental operating costs related to the acquisition of Embee Mobile, which we expect to close this quarter.

•FY 2021
◦Total revenue between $135.0 million and $135.4 million, up from prior range of $129.0 million to $130.0 million.
◦Non-GAAP operating loss between ($52.1) million and ($52.5) million.

The Company’s fourth quarter and 2021 financial outlook is based on a number of assumptions that are subject to change and many of which are outside the Company’s control. If actual results vary from these assumptions, the Company’s expectations may change. There can be no assurance that the Company will achieve these results.
The Company does not provide guidance for operating loss, the most directly comparable GAAP measure to non-GAAP operating loss, and similarly cannot provide a reconciliation between its forecasted non-GAAP operating loss and forecasted operating loss without unreasonable effort due to the unavailability of reliable estimates for certain items. These items are not within the Company’s control and may vary greatly between periods and could significantly impact future financial results.
Conference Call Information
The financial results and business highlights will be discussed on a conference call and webcast scheduled at 8:30 a.m. Eastern Time today, November 10, 2021. A live webcast of the call can be accessed from Similarweb’s Investor Relations website at https://ir.similarweb.com. An archived webcast of the conference call will also be made available on the Similarweb website following the call. The live call may also be accessed via telephone at (866) 682-6100 toll-free and at (862) 298-0702 internationally.

About Similarweb: As a trusted platform for understanding online behavior, millions of people rely on Similarweb insights to strengthen their knowledge of the digital world. We empower anyone — from the curious individual to the enterprise business leader — to make smarter decisions by understanding why things happen across the digital ecosystem.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include statements relating to the expected performance of our business, future financial results, strategy, the potential impacts of the COVID-19 pandemic and associated global economic uncertainty, long-term growth and overall future prospects and the size and our ability to capitalize on our market opportunity. Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a variety of assumptions, uncertainties, risks and factors that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) challenges associated with forecasting our revenue given our recent growth and rapid technological development, (ii) our history of net losses and desire to increase operating expenses, thereby limiting our ability to achieve profitability, (iii) challenges related to effectively managing our growth, (iv) intense competition in the market and services categories in which we participate, (v) potential reductions in participation in our contributory network and/or increase in the volume of opt-out requests from individuals with respect to our collection of their date, or a decrease in our direct measurement dataset, which could lead to a deterioration in the depth, breadth or accuracy of our data, (vi) our inability to attract new customers and expand subscriptions of current customers, (vii) changes in laws, regulations, and public perception concerning data privacy or change in the patterns of enforcement of existing laws and regulations, (viii) our inability to introduce new features or solutions and make enhancements to our existing solutions, (ix) real or perceived errors, failures, vulnerabilities or bugs in our platform, (x) potential security breaches to our systems or to the systems of our third-party service providers, (xi) our inability to obtain and maintain comprehensive and reliable data to generate our insights, (xii) changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself that may diminish the demand for our solutions, and (xiii) failure to effectively develop and expand our direct sales capabilities, which could harm our ability to increase the number of organizations using our platform and achieve broader market acceptance for our solutions.
These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our final prospectus for our initial public offering filed with the SEC on May 12, 2021 in connection with our initial public offering and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur.
Forward-looking statements represent our beliefs and assumptions only as of the date of this press release. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Certain information contained in this press release relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the Company's own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this press release, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of any information obtained from third-party sources. In addition, all of the market data included in this press release involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.

Non-GAAP Financial Measures
This press release contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Non-GAAP operating income (loss) represents GAAP operating income (loss) less share-based compensation, non-recurring acquisition related expenses and non-recurring expenses in relation to our initial public offering.

Press Contact:
Maayan Weiss
Similarweb
press@similarweb.com

Investor Contact:
Annie Rosenberg
The Blueshirt Group, for Similarweb
ir@similarweb.com

Similarweb Ltd.
Consolidated Balance Sheet
U.S. dollars in thousands (except share and per share data)

	December 31,	September 30,
	2020	2021
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$23,943	$159,052
Short-term investments	30,000	—
Restricted deposits	1,454	1,716
Accounts receivable, net	25,257	24,403
Deferred contract costs	5,495	7,436
Prepaid expenses and other current assets	2,096	4,773
Total current assets	88,245	197,380
Property and equipment, net	6,090	6,165
Deferred contract costs, noncurrent	6,030	8,146
Intangible assets and goodwill	2,868	3,829
Other non-current assets	401	330
Total assets	$103,634	$215,850
Liabilities and shareholders' (deficit) equity
Current liabilities:
Borrowings under Credit Facility	$26,853	$—
Accounts payable	4,349	9,186
Payroll and benefit related liabilities	11,022	15,869
Deferred revenues	53,145	65,760
Other payables and accrued expenses	13,741	16,984
Total current liabilities	109,110	107,799
Deferred revenues, non-current	743	594
Deferred rent	3,012	2,677
Other long-term liabilities	19	—
Total liabilities	112,884	111,070
Commitments and contingencies
Convertible Preferred Shares, NIS 0.01 par value, 51,877,220 and 0 shares authorized as of December 31, 2020 and September 30, 2021 (unaudited), 50,657,042 and 0 shares issued and outstanding as of December 31, 2020, and September 30, 2021 (unaudited), liquidation preference of $202,483 and $0 as of December 31, 2020, and September 30, 2021 (unaudited), respectively;	135,810	—
Shareholders' (deficit) equity
Ordinary Shares, NIS 0.01 par value, 79,176,826 and 500,000,000 shares authorized as of December 31, 2020, and September 30, 2021 (unaudited), 15,328,449 and 74,535,527 shares issued as of December 31, 2020 and September 30, 2021 (unaudited), 15,326,281 and 74,533,359 shares outstanding as of December 31, 2020 and September 30, 2021 (unaudited), respectively;	42	204
Additional paid-in capital	25,908	320,808
Accumulated other comprehensive income	76	23
Accumulated deficit	(171,086)	(216,255)
Total shareholders' (deficit) equity	(145,060)	104,780
Total liabilities, convertible preferred shares and shareholders' (deficit) equity	$103,634	$215,850

Similarweb Ltd.
Consolidated Statement of Comprehensive Income (Loss)
U.S. dollars in thousands (except share and per share data)

	Nine Months Ended September 30,			Three Months Ended September 30,
	2020	2021		2020	2021
	(Unaudited)
Revenues	$66,849	$97,517		$24,358	$35,597
Cost of revenues	15,793	21,061		5,377	7,795
Gross profit	51,056	76,456		18,981	27,802
Operating expenses:
Research and development	15,666	30,100		5,949	11,422
Sales and marketing	37,965	65,862		13,173	24,150
General and administrative	11,055	23,698		4,652	8,951
Total operating expenses	64,686	119,660		23,774	44,523
Loss from operations	(13,630)	(43,204)	—	(4,793)	(16,721)
Finance expenses, net	(966)	(1,158)		(275)	(294)
Loss before income taxes	(14,596)	(44,362)		(5,068)	(17,015)
Income taxes	242	807		85	319
Net loss	$(14,838)	$(45,169)		$(5,153)	$(17,334)
Deemed dividend to ordinary and preferred shareholders	$(711)	$—		$(711)	$—
Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.09)	$(0.98)		$(0.40)	$(0.23)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	14,202,965	45,961,751		14,613,333	74,506,187
Net loss	$(14,838)	$(45,169)		$(5,153)	$(17,334)
Other comprehensive income (loss), net of tax
Change in unrealized gain (loss) on cashflow hedges	105	(53)		242	16
Total other comprehensive income (loss), net of tax	105	(53)		242	16
Total comprehensive loss	$(14,733)	$(45,222)		$(4,911)	$(17,318)

Share based compensation costs included above:
U.S. dollars in thousands

	Nine Months Ended September 30,		Three Months Ended September 30,
	2020	2021	2020	2021
	(in thousands)		(in thousands)
	(Unaudited)
Cost of revenues	$25	$121	$8	$55
Research and development	838	2,915	632	874
Sales and marketing	520	2,304	300	966
General and administrative	2,087	2,516	1,484	834
Total	$3,470	$7,856	$2,424	$2,729

Similarweb Ltd.
Consolidated Statement of Cash Flows
U.S. dollars in thousands

	Nine Months Ended September 30,		Three Months Ended September 30,
	2020	2021	2020	2021
	(Unaudited)
Cash flows from operating activities:
Net loss	$(14,838)	$(45,169)	$(5,153)	$(17,334)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,484	1,628	471	573
Finance income	(4)	(204)	62	(112)
Unrealized loss (gain) from hedging future transactions	171	(18)	33	4
Share-based compensation	3,470	7,856	2,424	2,729
Provision for accrued interest on Credit Facility	31	(53)	11	—
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable, net	1,960	854	(733)	(4,560)
Increase in deferred contract costs	(3,848)	(4,057)	(1,210)	(1,532)
Increase in other current assets	(512)	(2,712)	(349)	(2,496)
Decrease in other non-current assets	60	71	—	1
Increase in accounts payable	1,157	4,837	514	886
Increase in deferred revenue	2,566	12,245	283	409
Decrease in deferred rent	(307)	(335)	(49)	(108)
Decrease in other non-current liabilities	(33)	(19)	(46)	(6)
Increase in other liabilities and accrued expenses	5,727	7,820	1,736	4,954
Net cash used in operating activities	(2,916)	(17,256)	(2,006)	(16,592)
Cash flows from investing activities:
Purchases of property and equipment, net	(428)	(1,415)	(126)	(395)
Capitalized internal-use software costs	(169)	(228)	(207)	(115)
(Increase) decrease in restricted deposits	(70)	(262)	7	249
Decrease in short-term investments	447	30,000	—	—
Payment in relation to business combination	—	(500)	—	—
Acquisitions of intangible assets	—	(300)	—	—
Net cash (used in) provided by investing activities	(220)	27,295	(326)	(261)
Cash flows from financing activities:
Proceeds from PPP loan	1,759	—	—	—

Proceeds from exercise of stock options	973	730	486	302
Borrowings under Credit Facility	10,000	30,000	—	—
Repayment of Credit Facility	—	(56,800)	—	—
Proceeds from initial public offering, net of underwriting fees and commissions and other issuance costs	—	150,936	—	(1,475)
Net cash provided by (used in) financing activities	12,732	124,866	486	(1,173)
Effect of exchange rates on cash and cash equivalents	4	204	(62)	112
Net increase (decrease) in cash and cash equivalents	9,600	135,109	(1,908)	(17,914)
Cash and cash equivalents, beginning of period	7,034	23,943	18,542	176,966
Cash and cash equivalents, end of period	$16,634	$159,052	$16,634	$159,052
Supplemental disclosure of cash flow information:
Interest paid	$853	$528	$285	$—
Taxes paid	$121	$465	$50	$212
Supplemental disclosure of non-cash financing activities:
Offering costs incurred during the period included in accounts payable and accrued expenses	$—	$270	$—	$—

Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Reconciliation of Loss from operations (GAAP) to Non-GAAP operating loss

	Nine Months Ended September 30,		Three Months Ended September 30,
	2020	2021	2020	2021
	(In thousands)
Loss from operations	$(13,630)	$(43,204)	$(4,793)	$(16,721)
Share-based compensation expenses	3,470	7,856	2,424	2,729
Non-recurring fees related to initial public offering	—	1,214	—	—
Retention payment related to business combination	—	814		118
Non-GAAP operating loss	$(10,160)	$(33,320)	$(2,369)	$(13,874)

Reconciliation of Net cash used in operating activities (GAAP) to Free cash flow

	Nine Months Ended September 30,		Three Months Ended September 30,
	2020	2021	2020	2021
	(In thousands)
Net cash used in operating activities	$(2,916)	$(17,256)	$(2,006)	$(16,592)
Capital expenditure	(428)	(1,415)	(126)	(395)
Capitalized internal use software costs	(169)	(228)	(207)	(115)
Free cash flow	$(3,513)	$(18,899)	$(2,339)	$(17,102)